Exhibit 15.1
[KPMG Letterhead]

November 7, 2014
Electronic Arts Inc.
Redwood City, California

With respect to the registration statement on Form S-3 of Electronic Arts Inc., filed on November 7, 2014, we acknowledge our awareness of the incorporation by reference therein of our reports dated August 5, 2014 and November 4, 2014 related to our review of the unaudited condensed consolidated interim financial information of Electronic Arts Inc. and subsidiaries that is included in its Form 10-Q for the quarterly periods ended June 28, 2014 and September 27, 2014, respectively.
Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

Very truly yours,

/s/ KPMG LLP
Santa Clara, California